

December 30, 2010

Mr. Ronald A. Andrews
Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, California 92656-1460

> **Re:** **Clarient, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-022677**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Exhibits

1. In Exhibit 10.51, Section 3(b) you have stated:

   b) The Schedules to the Credit Agreement (other than Schedule 1.01) are hereby amended and restated by the Schedules attached hereto as Exhibit A ("Amended and Restated Schedules").

However, we are unable to locate the "Amended and Restated Schedules" within Exhibit 10.51. Please advise supplementally or refile the exhibit in its entirety in your next periodic report.

Definitive Schedule 14A
Risk Assessment of Compensation Policies and Practices, page 33

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Susann Reilly at (202) 551-3236 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Health care Services